STONEMOR PARTNERS L.P.
3600 Horizon Boulevard
Trevose, Pennsylvania 19053
Phone: (215) 826-2800

March 27, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn:    Larry Spirgel, Assistant Director
AD Office 11 -- Telecommunications

Re:	StoneMor Partners L.P.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-215113

Ladies and Gentlemen:

In accordance with the letter dated March 12, 2018 from the Securities and Exchange Commission (the “Commission”) to StoneMor Partners L.P. (the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-215113), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Commission on December 15, 2016. The Registrant no longer meets the eligibility requirements for use of Form S-3. The Registrant confirms that no securities were sold pursuant to the Registration Statement.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Sincerely,

STONEMOR PARTNERS L.P.
By: Stonemor GP LLC, its general partner

By: /s/ Austin K. So
Name: Austin K. So
Title: General Counsel, Chief Legal Officer and Secretary